UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOSSIL, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

349882100
 (CUSIP Number of Class of Securities)
(Underlying Common Stock)

Randy S. Hyne
Vice President, General Counsel and Secretary
2280 N. Greenville Avenue
Richardson, Texas 75082
(972) 234-2525

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Thomas H. Yang
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

CALCULATION OF FILING FEE

Transaction Valuation*		Amount of Filing Fee**

$7,361,724		$227

*
The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender, covering a total of 909,587 shares of common stock of Fossil, Inc., will be amended pursuant to this Offer.  A total of 908,873 shares have been amended.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:$227
	Form or Registration No.:Schedule TO
	Filing party:Fossil, Inc.
	Date filed:August 14, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
 Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☑

SCHEDULE TO
(Amendment No. 1)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Fossil, Inc., a Delaware corporation (“Fossil” or the “Company”), with the Securities and Exchange Commission (“SEC”) on August 14, 2007, relating to the offer by the Company (the “Offer”) to amend certain options (the “Eligible Options”) to purchase shares of the Company’s common stock which were granted under the Company’s 2004 Long-Term Incentive Plan, formerly known as the 1993 Long-Term Incentive Plan (the “Plan”) that: (i) have exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the date that the Company believes is such option’s grant date for purposes of Section 409A of the Internal Revenue Code of 1986, as amended, (ii) were unvested, either in whole or in part, as of December 31, 2004, and (iii) are outstanding (unexercised) as of the last date on which the Offer remains open for acceptance. This Amendment No. 1 is the final amendment to the Schedule TO and reports the results of the Offer. This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities and Exchange Act of 1934, as amended.

Except as amended and supplemented hereby, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged.

Item 4.                      Terms of the Transaction.

(a)           Material Terms.

Item 4 of the Schedule TO is hereby amended to add the following sentences:

The Offer expired at 10:59 p.m., Central Time, on September 11, 2007. Pursuant to the terms of the Offer, the Company has accepted for amendment Eligible Options to purchase 908,873 shares of its common stock.  The Company has amended the Eligible Options accepted for amendment and promised to make cash payments to employees that held Eligible Options accepted for amendment in the aggregate amount of $1,841,060.36 to compensate them for the increased exercise prices per share of their amended Eligible Options, in each case, in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Tender Offer Statement on Schedule TO is true, complete and correct.

                                                                        FOSSIL, INC.

                                                                        By:  /s/ Kosta N. Katsotis
                                                                        Kosta N. Kartsotis,
                                                                        Chief Executive Officer

Date: September 26, 2007